AB

*PW



SEC MAIL PROCESSING
RECEIVED
DEC 27 2010
WASH, D.C.
211
SECTION




10032809


SECU ... SION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 29761 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Network Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10104 West Coggins Drive
(No. and Street)

| Sun City | AZ | 85351-3405 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Registrato (623) 974-1188
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

| 5251 S Quebec Street | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PW

## OATH OR AFFIRMATION

I, Edward Registrato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN NETWORK SECURITIES CORP., as of October 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward Registrato
Signature

President
Title

Lois H. Lillagore
Notary Public


OFFICIAL SEAL
LOIS H. LILLAGORE
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Oct. 14, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors of
American Network Securities Corporation

We have audited the accompanying statement of financial condition of American Network Securities Corporation as of October 31, 2010, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Network Securities Corporation as of October 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
December 2, 2010


Member of
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Alliance
Independent Legal & Accounting Firms

## AMERICAN NETWORK SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION
## OCTOBER 31, 2010

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 413,523 |
| Commissions receivable | | 72,161 |
| Clearing deposit | | 25,000 |
| Other assets | | 6,005 |
| ***Total assets*** | **$** | **516,689** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **LIABILITIES:** | | |
| Accounts payable | $ | 8,250 |
| Accrued expenses | | 17,292 |
| ***Total liabilities*** | | 25,542 |
| **CONTINGENCIES** (Notes 3 and 5) | | |
| **SHAREHOLDERS' EQUITY** (Note 2): | | |
| Common stock, $1.00 par value; 1,000,000 shares authorized, 11,000 shares issued and outstanding | | 11,000 |
| Additional paid-in capital | | 6,200 |
| Retained earnings | | 473,947 |
| ***Total shareholders' equity*** | | 491,147 |
| ***Total liabilities and shareholders' equity*** | **$** | **516,689** |

The accompanying notes are an integral part of this statement.

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES


SEC MAIL PROCESSING
RECEIVED
DEC 27 2010
WASH. D.C.
211
SECTION

To the Board of Directors of
American Network Securities Corporation
10104 West Coggins Drive
Sun City, AZ 85351

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2010, which were agreed to by American Network Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating American Network Securities Corporation's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). American Network Securities Corporation's management is responsible for American Network Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended October 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
December 2, 2010

# AMERICAN NETWORK SECURITIES CORPORATION

## ASSESSMENT RECONCILIATION
## PURSUANT TO SIPC-7
## OCTOBER 31, 2010

| | |
|---|---|
| General Assessment per Form SIPC-7 | $ 1,694.38 |
| Less prior overpayments applied | (150.00) |
| Less payments made with SIPC-6 | (1,406.00) |
| Amount paid with Form SIPC-7 | $ 138.38 |